UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 000-56295

PREDICTMEDIX INC.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

77 King Street W.

Suite 3000

Toronto, ON M5K 1G8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F      [__] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

Shares of no par value common stock of Predictmedix Inc. (the "Company") are listed for trading on the Canadian Securities Exchange in Canada, under the symbol "PMED:CSE".  The common shares are also quoted on the OTCQB® under the symbol "PMEDF."  The Company's head office is located at 77 King Street W, Suite 3000, Toronto, Ontario M5K 1G8, Canada.  The Company was incorporated in the Province of British Columbia and is a reporting issuer in the Canadian Provinces of British Columbia Alberta and Ontario

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Meeting filed on March 10, 2022
99.2	Notice of Meeting filed on April 19, 2022
99.3	Management Information Circular filed on April 19, 2022
99.4	Form of Proxy filed on April 19, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREDICTMEDIX INC.

/s/ Rakesh Malhotra
Name:	Rakesh Malhotra
Title:	CFO

Date: May 31, 2022